Exhibit (b)(1)

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

SECRETARY’S CERTIFICATE

As Assistant Vice President and Assistant Secretary of Equitable Financial Life Insurance Company of America, formerly MONY Life Insurance Company of America (the “Corporation”), a corporation organized and existing under the laws of the State of Arizona, I, Denise Tedeschi, hereby certify that the following is a true, correct and complete copy of EFLOA13-20    adopted May 20, 2020 (“Resolution EFLOA 13-20”), at which a quorum was present and acting throughout; and that said Resolution EFLOA13-20    has not been amended, annulled, rescinded, or revoked, and is now in full force and effect:

WHEREAS, by Board Resolution MLOA11 -04 adopted July 22, 2004, as amended by Board Resolutions MLOA15-05 adopted September 14, 2005, MLOA4-07 adopted February 15, 2007 and MLOA9-11 adopted February 10, 2011, the Board delegated authority to the Chief Executive Officer, the President, the Chief Operating Officer and the Chief Financial Officer, with power to sub-delegate, to effect changes in the portfolio of insurance and annuity products of Equitable Financial life Insurance Company of America (“Equitable America”) that, among other things, do not pose new or different risks to Equitable America or represent the commencement of a new type of business activity, and provided further that any significant change to Equitable America’s insurance and annuity products is brought before this Board; and

WHEREAS, by a meeting paper entitled “49/1 Initiative: Expansion of EFLOA Authority,” dated May 20, 2020 (the “Meeting Paper”), submitted to the Board, Senior Vice President and Incoming Head of Individual Retirement Robin Raju has recommended that the Board authorize Equitable America to commence writing annuities for the Individual Retirement line of business and establish separate accounts to support that business;

NOW, THEREFORE, BE IT

RESOLVED, that the Board hereby authorizes Equitable America to write annuities for the Individual Retirement line of business and establish separate accounts to support that business, as described in the Meeting Paper;

FURTHER RESOLVED, that each of the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Chief Investment Officer and the Head of Individual Retirement, with power to sub-delegate, are each authorized, as each may deem necessary or appropriate in connection with the writing of annuities for the Individual Retirement line of business and establishing separate accounts to support that business, to do or cause to be done all such acts and things as such authorized officer may deem necessary or appropriate to effectuate the resolutions contained herein; and

FURTHER RESOLVED, that the officers of Equitable America are each authorized, as any of them may deem necessary or appropriate for the purpose of carrying out the intent of and implementing the foregoing resolutions, to take all such acts and prepare, execute, file and deliver all such documents in the name of and on Equitable America’s behalf, including any and all agreements and other instruments required under applicable federal and state laws and regulations (as conclusively evidenced by the taking of such action or the execution and delivery of such documents and instruments, as the case may be).

IN WITNESS WHEREOF, I have affixed my signature and the seal of the Corporation this 10th day of November, 2020.

Denise Tedeschi, Assistant Vice President and Assistant Secretary

Establishment of Equitable America Variable Account 70A

Pursuant to the authority granted in me by Resolution EFLOA13-20 adopted by the Board of Directors of Equitable Financial Life Insurance Company of America (f/k/a MONY Life Insurance Company of America) I hereby approve the establishment of Equitable America Variable Account 70A.

Steven M. Joenk
Senior Vice President and Chief Investment Officer
Equitable Financial Life Insurance Company of America

Dated:	10/28/2020 I 2:55 PM EDT
New York, New York